                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

   Includes a summary of the reports filed before the SVS by SQM's officers regarding the sale of SQM's shares.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)

                    CHEMICAL AND MINING COMPANY OF CHILE INC.
                    -----------------------------------------
                 (Translation of registrant's name into English)

                El Trovador 4285, Santiago, Chile (562) 425-2000
                ------------------------------------------------
            (Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F         x                      Form 40-F
                    ----------------                         ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                            No         x       .
             ----------------                              ----------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

                                       SQM
                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                                                       Santiago, January 6, 2003

SQM informs that on December 30, 2002 and on January 2, 2003, some of its officers filed reports before the Superintendencia de Valores y Seguros (Securities and Insurance Superintendence) informing about the sale of SQM's shares on December 26, 2002 and on December 30, 2002, respectively.


What follows is a summary of the mentioned transactions

             Series A and B Shares - Dec. 26 / Dec. 30 Transactions

----------------------------------------------------------------------------------------------------------------------------
                                                                Dec 26, 2002     Dec. 30, 2002
                                                               -------------     -------------
                                                                Number of          Number of         % of        % of Total
                                                                 Series A           Series B         Total        Shares
                                                                 Shares              Shares          Shares     Beneficially
          Name                             Position               Sold              Sold (4)          Sold         Owned
----------------------------------------------------------------------------------------------------------------------------
Patricio Contesse G.             Chief Executive Officer         39,387(2)           110,613         0.057%      0.054%

Eugenio Ponce L.                 Senior Commercial               23,632(3)            66,368         0.O34%      0.043%
                                 Vice President

Ricardo Ramos R.                 Chief Financial Officer         23,632(2)            66,368         0.034%      0.014%

Jorge Araya C.                   Corporate Internal Auditor      20,233(2)            56,767         0.029%      0.011%

Bernard Descaseux A.             Soquimich Comercial             20,218(1)            56,782         0.029%      0.008%
                                 Chief Executive Officer

Carlos Nakousi                   Senior Vice President           23,632(2)            66,368         0.034%      0.007%
                                 Salar Operations

Maurice Le Fort R.               Senior Vice President           23,632(1)            66,368         0.034%      0.007%
                                 Nitrates and Iodine
                                 Operations

Patricio de Solminihac T.        Executive Vice President &      39,387(2)           110,613         0.057%      0.004%
                                 Chief Operating Officer

Jaime San MartIn L.              Senior Technical                20,218(2)            56,782         0.029%      0.002%
                                 Vice President

Camila Merino C.                 Senior Vice President           20,218(1)            56,782         0.029%      0.001%
                                 Human Resources
                                -----------------------------------------------------------------------------------------
                                 Total                          254,189              713,811         0.368%      0.152%
                                -----------------------------------------------------------------------------------------

(1) Price per share = Ch$1,750                               Observed exchange rate December 26, 2002 : US$1 = Ch$705.73
(2) Price per share = Ch$1,760                               Observed exchange rate December 30, 2002 : US$1 = Ch$712.38
(3) Price per share = Ch$1,754.92
(4) Price per share = Ch$1,590

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



                         Conf: /s/ Matias Astaburuaga S.
                              --------------------------
                              Matias Astaburuaga S.
                                 General Counsel




                              Date: January 6, 2003